02041996

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ____________________

Commission File No. 1-14787

ASEC Manufacturing Savings Plan
(Full title of the plan)

DELPHI CORPORATION
5725 Delphi Drive, Troy, Michigan 48098
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEARS THEN ENDED:	
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
SIGNATURE	12
EXHIBIT:	
Independent Auditor's Consent	14

INDEPENDENT AUDITORS' REPORT

ASEC Manufacturing Savings Plan:

We have audited the accompanying statements of net assets available for benefits of ASEC Manufacturing Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Detroit, Michigan
June 26, 2002

ASEC MANUFACTURING SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Investments in master trust (Note 3)	$ 19,004,078	$ –
Investments held by the Plan (Note 4)	–	19,330,119
Participant loans held by the Plan (Note 1)	–	984,733
NET ASSETS AVAILABLE FOR BENEFITS	$ 19,004,078	$ 20,314,852

See notes to financial statements.

ASEC MANUFACTURING SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Interest and dividend income from investments held by Plan	$ –	$ 1,110,356
Contributions (Note 1):		
Employer	828,724	815,736
Participants	1,225,390	1,298,520
Rollovers	–	10,306
Total contributions	2,054,114	2,124,562
Total additions	2,054,114	3,234,918
DEDUCTIONS:		
Benefits paid to participants or beneficiaries (Note 1)	(2,673,034)	(1,759,286)
Net investment loss from the master trust (Note 3)	(691,854)	–
Net depreciation in fair value of investments held by Plan (Note 4)	–	(2,427,567)
Total deductions	(3,364,888)	(4,186,853)
NET DECREASE	(1,310,774)	(951,935)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	20,314,852	21,266,787
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 19,004,078	$ 20,314,852

See notes to financial statements.

ASEC MANUFACTURING SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the ASEC Manufacturing Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all full-time employees and eligible part-time employees who have one year of service with ASEC Manufacturing, a subsidiary of Delphi Corporation ("Delphi), formerly Delphi Automotive Systems Corporation, and currently doing business as Delphi Catalyst (the "Company" or "ASEC"). ASEC management controls and manages the operation and administration of the Plan. State Street Bank and Trust Company ("State Street" or the "Trustee") acts as the Plan's Trustee, and was the recordkeeper of the Plan for the year ended December 31, 2000. For the year ended December 31, 2001, Fidelity Institutional Retirement Services Company was the Plan's recordkeeper. General Motors Asset Management ("GMAM") is a fiduciary and investment advisor to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Certain costs of Plan administration are paid by ASEC.

Contributions – During the years ended December 31, 2001 and 2000, a participant could elect before-tax and after-tax contribution up to 17 percent of base pay through payroll deductions, as defined in the Plan up to current IRS limits for pre-tax savings ($10,500 for 2001). Effective January 1, 2002 the Plan was amended to increase the permitted before-tax and after-tax contribution to 25 percent of the participant's base pay. After the participant completes one year of credited service in the Plan, the Company contributes an amount equal to 50% of the first 8% of base compensation contribution by the participant during the following 60 months of participation in the Plan. Subsequently, the Company's contribution is equal to 100 percent of the first 8 percent of base compensation contributed by the participant. Additional amounts may be contributed by the Company at the option of management. Participants may also contribute amounts representing rollover distributions from other qualified plans.

Participant Accounts - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of ASEC's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in ASEC's contribution plus actual earnings thereon is based on years of credited service. During the years ended December 31, 2001 and 2000, a participant was 100 percent vested in ASEC's contributions after five years of credited service. Effective January 1, 2002 the Plan was amended such that a participant is 100 percent vested in ASEC's contributions after three years of credited service.

Investment Options - Company contributions are made to the funds on the same basis as the employee contributions. A participant may direct employee contributions in whole percentage increments to any of the options described below. Participants may transfer their balances or change their investment options daily.

Investment Options For the Year Ended December 31, 2001:

- *Delphi Common Stock Fund* – Contributions are invested in Delphi common stock.

- *Promark Funds* - This investment option is comprised of many investment funds managed by GMAM, a registered investment advisor. Each of the funds has a different objective and investment strategy. To pursue their objectives, GMAM fund managers invest in a wide variety of investments. Complete information about each Promark Fund's objectives is provided in materials distributed by the Plan.

- *Fidelity Mutual Funds* - This investment option is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund's objectives and investments is contained in that fund's prospectus.

- *Honeywell Common Stock Fund* - The fund was formerly known as the Allied Signal Common Stock Fund and invests primarily in Honeywell International Inc. common stock. The Plan was amended on June 26, 2002, such that the Honeywell Common Stock Fund shall be liquidated effective August 15, 2002. Participants with amounts invested in that fund shall have the ability to transfer such amounts to one of the other investment funds maintained under the Plan. If a participant fails to make an investment election regarding amounts in the Honeywell Common Stock Fund, the amounts invested in that fund will be transferred to a short-term income or similar investment fund.

Investment Options For the Year Ended December 31, 2000:

- *Stable Value Fund* - Invests primarily in fixed or variable rate investment contracts issued by domestic and foreign companies, banks, trust companies or other financial institutions.

- *The Matrix Equity Fund* - Invests primarily in equity securities, which include common stocks, maintaining a broadly diversified approach.

- *The S&P 500 Index Fund* - Invests primarily in common stocks included in the S&P 500 Index.

- *The Growth and Income Fund* - Invests primarily in equity securities, which include common stocks seeking to achieve long-term capital growth, current income and growth of income.

- *The Bond Market Fund* - Invests primarily in debt securities, which may include U.S. Government securities, corporate debt securities, asset-backed securities, mortgage-backed securities, repurchase agreements, commercial paper, notes and bonds issued by U.S. and foreign corporations, mortgage-related securities, U.S. and foreign bank instruments financial futures and option contracts, interest rate exchange agreements and other swap agreements, foreign debt obligations and other securities and instruments.

- *The Small Cap Fund* - Invests primarily in equity securities, which include common stocks, of smaller domestic companies.

- *The International Growth Opportunity Fund* - Invests primarily in equity securities of foreign issuers.

- *The Life Solutions Funds* - Invests in varying percentages of shares of a combination of the other funds offered by State Street, including funds that are not part of the Plan's offerings. The Life Solutions Funds seek to maintain different allocations between classes of equity, international equity, fixed income and short-term asset funds.

- *Delphi Common Stock Fund* - Invests primarily in Delphi common stock and for purposes of liquidity, the remaining portion of the fund is invested in commingled short-term investment funds managed by the Trustee.

Participant Loans - Participants may borrow an amount within a range of $1,000 to the lesser of $50,000 or 50 percent of their vested account balance. Loan maturities generally range from 2 months to 5 years but can be extended to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest equal to the prime rate or a rate determined by ASEC management if the prime rate is not deemed reasonable. Principal and interest is paid ratably through payroll deductions.

Participant Withdrawals - A participant may withdraw funds from their account at any time after attaining age 59-1/2. Prior to age 59-1/2, employee after-tax savings may be withdrawn at any time; however, pre-tax savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by Delphi. The amount that may be withdrawn for a financial hardship is limited as defined in the Plan. The funds that represent a financial hardship withdrawal must conform to conditions required by the Internal Revenue Code. A participant who receives a hardship distribution shall have his or her contributions to the Plan suspended for the later of 90 days or the date the participant reactivates participant contributions.

Forfeitures - Participants terminating employment prior to full vesting forfeit the nonvested portion of the Company's contributions the last day of the Plan year in which the withdrawal occurred. Such forfeitures are applied to reduce subsequent contributions from the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

- The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America.

- Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

- Security transactions are recorded on the trade date.

- Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are held by the Plan.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

3. THE MASTER TRUST

As of January 1, 2001 the Plan's assets were transferred to the Delphi Savings Trust (the "master trust"), formerly the Delphi Automotive Systems Savings Trust. The Delphi Savings Trust had been previously established by GMAM, the Plan's investment advisor and named fiduciary pursuant to a trust agreement between GMAM and State Street Bank and Trust Company, as trustee of the funds, to permit the commingling of assets of several employee benefit plans for investment and administrative purposes.

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the master trust investment funds in which the Plan's participants invest. The net investment income of each of the master trust investment funds is allocated by the trustee to each participating plan based on the plan's interest in each master trust investment fund, as compared with the total interest of all the participating plans in each master trust investment fund at the beginning of the month.

As of December 31, 2001, the Plan had approximately a 0.5% interest in the master trust.

The net assets available for benefits of all participating plans in the master trust as of December 31, 2001 is summarized as follows (dollars in thousands):

ASSETS:	
Investments, at fair value:	
Mutual funds	$ 1,219,498
Common and collective trusts	1,345,348
Commingled common stock funds *	716,659
U.S. Government securities	32,961
Corporate debt instruments	8,829
Loans secured by mortgages	2,068
Cash	389
Loans	151,640
Net assets available for benefits	$ 3,477,392

* Both participant and nonparticipant-directed

Participant directed investments in the Promark Funds are included above in the Common and collective trust line. Such investments are commingled with General Motors Corporation investments in funds administered by GMAM.

The net investment loss of all participating plans in the master trust for the year ended December 31, 2001 is summarized as follows (dollars in thousands):

Interest and dividends	$ 51,410
Net (depreciation) appreciation in fair value of investments:	
Mutual funds	(233,985)
Common and collective trusts	4,464
Commingled common stock funds	73,570
Other	3,548
Total net depreciation in fair value of investments	(152,403)
Total investment loss	$ (100,993)

4. INVESTMENTS HELD BY THE PLAN

The following investments were held by the Plan at December 31, 2000, prior to the transfer of the Plan assets to the Master Trust on January 1, 2001:

Mutual funds	$ 16,508,865
Common stock	2,821,254
Total	$ 19,330,119

The following sets forth investments that represent 5% or more of the Plan's assets at December 31, 2000:

Stable Value Fund*	$ 5,422,255
SSGA Growth & Income Fund*	4,010,211
SSGA S&P 500 Index Fund*	3,819,201
SSGA Matrix Equity Fund*	1,389,170
AlliedSignal Common Stock Fund*	2,060,099

* Managed by State Street Bank and Trust Company, a party-in-interest.

Depreciation of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) during the year ended December 31, 2000 was as follows:

Mutual funds	$ (1,614,055)
Common stock	(813,512)
Total	$ (2,427,567)

5. PLAN TERMINATION

Although it has not expressed any intention to do so, ASEC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of complete or partial termination of the Plan, or upon discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6. TAX STATUS

The Plan obtained its latest determination letter dated November 7, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASEC Manufacturing Savings Plan
(Name of Plan)

June 26, 2002

By: Burt Valanty

Burton Valanty
Plan Administrator

Exhibit Index

Exhibit No.	Description
23	Independent Auditor's Consent

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-51340 and 333-78897 of Delphi Corporation on Form S-8 of our report dated June 26, 2002, appearing in this Annual Report on Form 11-K of ASEC Manufacturing Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Detroit, Michigan
June 27, 2002